John M. Brawley
Chief Financial Officer
Miller Energy Resources, Inc.
9721 Cogdill Road, Suite 302
Knoxville, TN 37932
O: (865) 223-6575
F: (865) 691-8309
jbrawley@millerenergyresources.com

June 30, 2014
Mr. Ethan Horowitz
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Miller Energy Resources, Inc.
Form 10-K for Fiscal Year Ended April 30, 2013
Filed July 15, 2013
Supplemental response dated June 6, 2014
File No. 001-34732

Ladies and Gentlemen:
Set forth below are the responses of Miller Energy Resources, Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 17, 2014, with respect to Form 10-K for Fiscal Year Ended April 30, 2013, File No. 001-34732, filed with the Commission on July 15, 2013 (the “Form 10-K”) and Supplemental Response dated June 6, 2014.
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K for Fiscal Year Ended April 30, 2013 unless otherwise specified.
Form 10-K for Fiscal Year Ended April 30, 2013
Exhibit 99.1

1.
Your response to comment 2 in our letter dated May 23, 2014 states: “To clarify our response to comments 6 and 7 in our letter dated May 19, 2014, fixed facility costs were allocated to PUD locations. The Ralph E. Davis & Associates, Inc. report of our proved reserves as of April 30, 2013 adopted a convention of allocating fixed facility costs to PDP wells until future net cash flows from such PDP wells would otherwise have gone negative. At such point, the fixed facility costs were then allocated to PUD wells. We do not believe this convention distorted the economic production limits because the PDP and PUD cash flows were allocated fixed facility costs at or prior to the points such PDP wells would have reached their economic production limits. Additionally, we do not believe this method impacts the PV-10 of our total proved reserves because it allocates the same fixed costs from one category of proved reserves to another.” Please provide us with an analysis supporting your assertion regarding the impact of the fixed facility cost allocation described in your response. As part of your response, describe the extent to which other approaches would have impacted your reserve estimates and PV-10 (e.g., by allocating costs to each property on the basis of annual hydrocarbon projected production, etc).

RESPONSE:
Pursuant to our telephone call with Messrs. Ethan Horowitz, Ronald Winfrey and John Hodgin of the Staff on June 25, 2014, the requested analysis has been furnished to Mr. Winfrey under separate cover letter dated June 30, 2014, which information is subject to a confidentiality request.
*    *    *    *    *
In connection with responding to these comments of the Staff, the Company acknowledges that:
•    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact James Prince of Vinson & Elkins L.L.P. at (713) 758-3710.
Very truly yours,

MILLER ENERGY RESOURCES, INC.

By:    /s/ John Brawley
Name:    John Brawley
Title:    Chief Financial Officer
Enclosures
cc:    David M. Hall
Kurt C. Yost
James Prince, Vinson & Elkins